EXHIBIT 99.8
CNBC India Question and Answer session

INFOSYS TECHNOLOGIES LIMITED
CNBC BOARDROOM
Q2 FY 08 RESULTS
OCT 11, 2007

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies - CEO and MD

S. D. Shibulal
Infosys Technologies - COO

V. Balakrishnan
Infosys Technologies - CFO

Mohandas Pai
Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

Amitabh Chaudhry
Infosys BPO - CEO

Ashok Vemuri
Infosys Technologies - Head - Banking & Capital Markets

BG Srinivas
Infosys Technologies - Head - Europe, Middle East and Africa

Udayan Mukherjee

Welcome back, it is time for the Infosys boardroom for this quarter. The market is flat and volatile and technology stocks are down very sharply led by Infosys which is down 6.5% decrease, Satyam is down 5.5% and Wipro is down 5%, the IT index is down more than 5%. The market was perhaps expecting a very sharp guidance revision upwards in rupee terms and that has not happened. Just a marginal revision upwards has happened from Infosys which is why the stocks seems to be slicking this morning but the top management is here to tell us how things are looking for the next six months and going forward. Kris Gopalakrishnan, CEO of Infosys and S.D. Shibulal, Chief Operating Officer and V. Balakrishnan, Chief Financial Officer of Infosys join us for starters. Other members of the management team will also join us in the way. Gentleman good morning. Thanks for joining in. Kris it is getting tough to swim against the rupee?

Kris Gopalakrishnan

Actually we have done extremely well. The growth in rupee terms has been 8.8%, in dollar terms we have crossed the double digit mark, 10.1%. We have seen 2.8% improvement in operating margin in spite of appreciating rupee and operating margin is 27.5%. We have seen all around growth. In our banking and financial services (BFSI) space itself, we have seen 11% growth sequentially. We have seen growth in US, growth in Europe. So we have looked at our clients, we have looked the market and we have seen good growth at this point. We have revised our guidance for the year to 34.5%-35%. Even in rupee terms, the revision is there in guidance.

Udayan Mukherjee

You have hired only 4,500 people net, which is much lower than what the market was expecting. Any reason why recruitments have been much lower this quarter?

Kris Gopalakrishnan

Actually our annual number for growth additions are 30,000 which includes 1,500 which will be from Phillips deal but even excluding that last quarter it was 26,000 and this quarter we are looking at about 28,500, plus 2500. So we are actually increasing the numbers. We have significant number of trainees, undergoing training at this point. Our utilization including trainees is about 72%. So we have actually enough people in the pipeline now.

Udayan Mukherjee

Shibu, what is the sense you are getting for 2008 now? Because people are now beginning to wonder whether there will be any kind of tightening of projects because of what is going in the US. Are you getting any early signs from your polls of client?

S. D. Shibulal

We are seeing robust demand all around. Let me talk about how many of our sectors have grown this quarter, BFSI grew by 11%, retail has actually grown by 27% quarter-on-quarter, last quarter to this quarter, energy and utilities have grown by 19%, and manufacturing 13%. So we are seeing growth in multiple verticals which we operate in. We are not seeing any sign of weakness at this point in time as far as IT spending is concerned. We are watching our clients very closely, we are keeping in touch with them, and we are not seeing any visible signs at this point.

Mitali

The margin performance has been not so challenging this quarter and with 39.50, do you think you are more or less in safe territory with the currency?

Kris Gopalakrishnan

It is something we have to watch out but you asked us we are too much worried about it? No. We have got a similar kind of margin in 95 when the rupee was 32 a dollar. We got the same margin when the rupee was 48 in 2003. Today rupee is 39.5. It has not impacted our margins significantly. We look at last year the average rupee-dollar rate was 44.98. This year it is 39.92. That means we lost 5 rupee because currency depreciation is 12%. That means we lost around Rs. 2,000 Crores in revenues but still we are able to maintain margins. So I think that the business has got inherent benefit in terms of certain levers like utilization, onsite offshore mix, scale benefits, and we will use all those to offset the impact in short term. In the long term, we will focus on improving revenue productivity, improving growth, so we can minimize some of these impacts.

Mitali

Kris there is some concern about the business environment itself because of what is happening with the US economy. In your conversation with clients, what is the sense you get, it is early days yet but what are you picking up by way of 2008 IT spend really?

Kris Gopalakrishnan

Right now it is probably too early to say. If you look at analyst prediction, one analyst's prediction I saw it said 8% this year, it does not say what is for the next year but it has been higher than what we had anticipated actually and the momentum seems to be there. I think one of the reasons for that is that clients are seeing growth opportunities in emerging markets. Clients are seeing investment in IT starting to yield their self, in improvement in their own performance and things like that and so we are seeing like Shibu said across all the industries in which we are operating we are seeing actual growth at this point.

Udayan Mukherjee

I would like to come back on recruitment part once again because that is generally seen as a leading indicator of kind of optimism you have. Are you trying to manage margins and utilization ratios by hiring less or is the visibility slightly clouded?

Kris Gopalakrishnan

There is seasonality to our recruitment. Typically most of the people join around certain periods in time. Now you will see some spurge in people joining etc. and we have increased the numbers 30,000.

Udayan Mukherjee

Well lower than expected. Shibu what can you tell us about pricing because that is one indicative margin crossing very closely?

S.D. Shibulal

Actually pricing continues to be stable with an upward bias. We are seeing revenue productivity improvement all around. Our onsite revenue productivity has gone up by 2.9% quarter-on-quarter, offshore has gone up 2.6%, and blended 1.9%. New contract continue to come at 3%-4% more than other company average and existing clients, majority of them are getting renewed about 2%-3% above their current average. I just want to add something to Kris's remark on the joining. We had project 11,000 employees for Q2 and 8,500 joined, 4500 net. We postponed some of them because of our Mysore facility. That is what Kris missed that is what I wanted to come to. Our infrastructure in Mysore is not yet ready. So we have postponed 2,500 joiners from Q2 to Q3. We have increased our overall joiners for the year to 30,000 including the 1,500 people from the Philips deals, they missed out. Overall we have increased, remote is 2500 from Q2 to Q3 because of our infrastructure delay.

Mitali

What is the reasonable expectation by way of pricing increases from here on Shibu? I mean if it is 3% for new and existing a little less than that. What do you think you can show by way of increase?

S.D. Shibulal

See I don't want to predict the future but if you look at the past, the last six quarters, we have seen revenue productivity increase every quarter. Last year we have increase of 4.5% year-on-year, and this quarter we have seen 1.9% increase quarter-on-quarter.

Mitali

Kris there have been some reports suggesting that Infosys is now less averse to acquisitions, that it is looking at more inorganic growth for itself. Is that is strategy that you might employ more and more?

Kris Gopalakrishnan

Definitely, we have always said that you know we are looking at acquisitions and we will be open to acquisitions and that is one of things we will look at. We have set some guidelines, some parameters internally for identifying a company opportunity etc., and if the right one comes definitely, we will think about acquiring. There is another kind of acquisition which is acquiring a business from a client, which is you know like Philips deal and you will see us doing that also in the future.

Udayan Mukherjee

Bala how much more you can milk on the efficiency front to keep offsetting what the rupee is taking away on the margin front. I mean you spoke about how much you have done but with every progressive quarter if the rupee continues to erode more and more, can you hold margins at this levels you think?

V. Balakrishnan

See our take on that is rupee is not going to be moving in one way. It is going to move both ways. That is why we should have efficient hedging strategy to make sure the impact is minimized. Even this quarter there was translation impact on our non-operating income but we offset that by having a better hedging strategy. Today we have $1.4 billion hedging cover, last quarter it was $925 million. So in a volatile market like this we have taken a view that we will cover our short-term exposure and tried to minimize the impact. In the short -term we will use some of the levers we have. In the long term as I told you, we have to focus on revenue productivity to make sure the impact is minimized, but how we use different levers I do not know, it will move depending on quarter-to-quarter. Some of the quarter we will use all the levers, some of the quarter may use some of the levers, but I think as long as the rupee moment is gradual, we should be able to absorb part of the impact but if it is too sharp like what happened in the first quarter, then it is.

Kris Gopalakrishnan

The key thing to remember is that only some levers are utilized in each quarter, we have other levers also and that gives us flexibility to manage this better.

Udayan Mukherjee

The one thing which would be worrying the market Kris is that despite all of this and very strong margin performance and margin maintenance in this quarter, the rupee EPS number which the market is focused on, and may be even rightfully so, it is still a weak 2%-3% in what seasonally your best quarter and at the end of the day your reported Earnings Per Share matters, when can you actually start seeing strong EPS growth because the internals don't matter so much, the final product is just 2% growth sequentially?

Kris Gopalakrishnan

If you look at the guidance in rupee terms also, we have revised the guidance from before but of course when we started the year, it was higher, but of course the rupee was very different but we have actually slightly increased at end of this quarter.

Mitali

Do you think there might be a chance that there will be further revision upwards in the next few months for that?

Kris Gopalakrishnan

That we have to wait and see because even I cannot talk about the future

Mitali

Bala what are you factoring in from the staff and general administration side because I believe attrition level have gone up a little bit this time and wage hikes have significantly been going up in the past few quarters?

V. Balakrishnan

Wage hikes were factored in the last quarter. Normally the wages in India goes up around 13%-15%, outside India by around 3%. That we already absorbed in the first quarter. The normalization happened in this quarter. I think attrition has slightly gone up because this quarter we have seen more people going for higher studies. Mohan will give you the statistics. But I think attrition is not a big concern for us and we are able to maintain margins in spite of all this. There are not many companies who can lose around Rs. 2,000 Crores in top line and still maintain margin. You cannot see many companies doing that. I think we have financial model which allows us to use of the levers, offset the impact, still maintain the margins. Of course growth could be impacted but if you look at dollar growth, still going at 35% for the year.

Mitali

You do not want to change your billing to rupees, do you Bala?

V. Balakrishnan

Pardon?

Mitali

You do not want to change your billing to rupees, do you?

V. Balakrishnan

Well if the customer accepts, we are willing but I don't think any customer will pass on the currency risk to themselves. I don't think they will do.

Kris Gopalakrishnan

See the volume growth is 9.7% this quarter. It is pretty good volume growth.

Udayan Mukherjee

Shibu have you started talking to your clients about the currency factor and seeing if they will do any kind of more than average pricing increases that you have seen. Because what the market focused on is whether you can offset a part of this rupee pressure with better pricing.

S.D.Shibulal

Currency as Bala said, is not something which we believe we can clearly pass on to the clients. We have to talk to the clients about adding value actually, not about currency and that is what we do. So I just want to give you couple of data points. If you look at our service mix, this quarter, our package implementation has again gone up to 18.8% from 18.4%, consulting has gone up to 5%. Today our revenue from the high value services - consulting and package implementation is 24%, $241 million, out of billion dollars is consulting in traditional sense. If you look at the industry standard, 24% in consulting is a very good number to have. So our way of doing this is to talk about value to our clients and continue to push for pricing increase. Increase fixed price -this quarter fixed price has gone up in percentage terms. So that will allow us to extract better value from our clients.

Udayan Mukherjee

Okay we need to take a break. Now Kris will thank you on that. Good luck for the rest of the year. Other members continue of course and we will get some other faces from the Infy top management when we come back after the break. Market still flattish. Infosys still down quite a bit. The Nifty though has recovered somewhat, 24 points up. We will come back with more on Infosys fall and the market after this break.

Udayan Mukherjee

Welcome back 46 points up on Sensex, Nifty is up 26 points, the mid cap index up 0.3%, the markets are quiet and that is because the technology is not looking too good today. About most of the tech stocks are down and down quite a bit. Of course we are in conversation with Infosys top management and we will get back to them in second. On the cricket field, we are 76 for 5. We were 46 for 5 and Sachin is still there so who knows hoping against hope, but all our young turks have gone, 81 for 5 as we speak. 39.30 on the rupee, on Infosys Boardroom the rupee has to appreciate a bit to just to keep the theme intact. New members of the top management join now, T.V. Mohandas Pai, Member of the board and Head of HR and Amitabh Chaudhry who heads Infosys BPO and is CEO there also joins and Bala of course is there.

Gentleman good morning. Mohan we have been asking Kris about the fact that you have added 4,500 net. Is it only because of Mysore or does it indicate any kind of suspicion about order slow going?

Mohandas Pai

No it is only because of Mysore. In fact, we are behind schedule in Mysore by three months. Our contractors have defaulted and there is cement shortage in this country. I mean it is true. I mean it sounds so crazy but it is true. So people are supposed to join in second and third week of September and now joining in the month of October, it is just a shift of 30 days. At most you would save million dollars and it makes no difference on billion dollars revenue, million dollars is nothing. It is just because of this infrastructure facility we have been facing. Just imagine if you have 3,000 people joining in a month for training, where are we going to put them in any part of the country. This country does not understand scale, so we have this challenge.

Udayan Mukherjee

You are a good question to ask whether there is indeed a cartel in cement and whether they are trying to move prices up. We know more about cement than most people most people.

Mohandas Pai

Well we are building 10 million square feet this year and we found in many of places that supply is choked for one or two weeks and suddenly the price shoots up and we are unable to store, R&C prices go up. I don't know what it has got to do with IT companies but you can see how the eco-system is impacting everybody in this country and I think we have got a serious challenge in India, improving the eco-system and these things impacted us. We tried to manage it by advanced planning, making sure we invest enough money in time. Our contractor is unable to scale up, to build in time, to complete in time, they don't have enough engineers. All the good engineers joined IT companies. I think that is challenge.

Mitali

There has been an attrition uptick as well Mohan, where have people been going from Infosys?

Mohandas Pai

Well I think attrition has gone up this time by about 0.5% out of which 0.37% is due to a larger number of people going for higher studies in technology and in management. I think India is going to see a surfeit of MBAs in the next three to four years and we are watching a trend of young people joining companies like us, working 2-3 years and wanting to do M. Techs and MBAs and I think it is okay because if somebody wants to add to the capability they all can always come back to us, we are quite comfortable about that. We don't see any signs of any increase in attrition apart from this. People joining other companies have been constant at about 43% of the total people who leave us. So that figure has not changed. But I think the bigger concern that is showing up right now is fact that all across India, the talent shortage is becoming much more acute because of a broken education system and nobody seems to care and that is going to impact corporate in a very very big way in the next three to five years. To me that is the biggest risk that India has today.

Mitali

Amitabh just a little bit about BPO performance, the margins and what kind of hiring are you putting in mind given Philips as well?

Amitabh Chaudhry

Well this particular quarter I think we have seen a great quarter from BPO side. Our revenue growth has been 7%, slightly lower than what we expected but we expected to pick up next quarter. We have seen a huge uptick in margins. We have come back in terms of overall margins by 3% and this has happen even though in this quarter we have absorbed almost 1% of the cost related to Philips acquisition. Client traction remains very strong. Our European business after the Philips acquisition will be almost 50% of our total business. Again our attrition rate continues to trend down slowly and steadily so we are down to almost 35%. Our employee satisfaction continues to grow. We just finished our survey. 84% of our employees are very, very satisfied with Infosys. I think they are gradually understanding, buying the story about Infosys BPO is all about, how we are adding generally services across our verticals and horizontals and we have very clearly laid out strategy in terms of how do we get to a much bigger in size over a period of time. So, we are quite delighted with our performance and we have managed this knowing fully well that the impact of the rupee appreciation in the BPO business tends to be much higher than typical IT. So, we are quite satisfied but the rupee does bother us. The fact that Indian BPO players tend to continue to under price themselves, it does bother us but we believe that we have an operating model which can take care of it. We have six centers outside of India. So it gives flexibility to manage businesses in such a way that we can manage the rupee appreciation problem much better. So, we are looking forward to continue to grow and contribute to Infosys Technologies.

Udayan Mukherjee

What you see in the whole BPO eco-system right now Amitabh. You may be managing margins, we hear that there is a lot of pain happening in the BPO system because of what is going on with the rupee and at some point, that environment must be effecting you too because of under pricing, attrition, and issues like that?

Amitabh Chaudhry

On one side, there is a possibility that hopefully it will wake up the BPO industry and the other players and they will start pricing themselves right. They will not go and offer salaries which are now being offered in the market place. Hopefully, there will be a positive correction, yes there will be some pain, but hopefully there will be some positive correction, but in the short term you sometimes we do see BPO companies going for growth hoping that the growth can somehow justify lower margins. I do expect the margins of the BPO industry in general to come down. Yes the BPO companies have gone to cover themselves forward so, temporarily you might see that they are able to manage their margins a little bit but overall with most of the BPO industry operating at a single digit margin and under the appreciation which is happening and with the wage inflation, you add that to it, I think they will suffer much more than that we will suffer.

Udayan Mukherjee

Some will shut shops also you think?

Amitabh Chaudhry

I hope so, I hope that happens. Hopefully, it will lead to a positive improvement in the overall BPO industry because these people are doing things which are impacting negatively the overall industry. In the short term, they might look great but I think overall I think the impact on the BPO industries is negative. I do hope that it happens. I do hope that some people wake up actually and start pricing themselves right; I think BPO industry is leaving money on the table.

Mitali

Just get back to the currency. Even if you set it aside, it is a real threat when we spoken over the past three quarters, you have revised your hedging level time and again and you probably have a fair sense of where it is heading and what you make of this run up and do you think there might be more strength and you might have to contend with?

Bala

It is question of inflows. The country is doing well. Lot of money is coming into the country and the economy does not had a capacity to absorb all the cash flow. That is a big issue. I do not know what to do in the short term. Even the government is trying to manage all the three impossible trinities of interest rates, currency and growth. It is going to be a big challenge and we have to manage that. See we have to worry about things which are under our control. Currency is not a thing which is under our control, we have to manage that. As I said earlier as long as the movement is gradual, we should be able to do use some of the levers in the business and try to manage the impact, if it is too sharp, it could impact us. It is one of the challenges that we have to manage and there is no easy answer to that.

Udayan Mukherjee

I think essentially what we are asking is, if the rupee because of the flows, goes over the next 18 months to say 35 to a dollar which we cannot rule out and its possible, do you think that you can operate at 28%-30% margins using your leverages or do you think that you have to settle to a lower margin platform because the currency has moved against you?

Bala

It is a forward looking statement but I think as I said earlier in 1995, the rupee was 30, in 2003 rupee was 48, now it is 39.5. So we had managed in the past, it does not mean that we can manage in the future but if rupee goes to 35, more than looking at the IT industry you have to worry about the domestic manufacturing industry because China is our neighbor. I think importing will become much cheaper than manufacturing in this country. So, 35 is a stretch, you could see some kind of two-way movement in the short term and you have to manage a long term, if the country continues to grow like this and lot of money keeps coming in, there is a possibility that the rupee could go to 35 and probably we have to focus more on how to improve revenue productivity to offset some of the impact or how to improve growth to offset some of the impact. We are focused on that. As Shibu said, our contribution from consulting, our contribution from package implementation is going up. The last six quarters we are seeing the revenue productivity going up. So we are to focus on the high value business make sure that grows to minimize some of the risk factors.

Mitali

Mohan, in fact I believe the offshore salaries have been shooting up a little bit, as an HR perspective, are you looking to change that onsite-offshore mix at all?

Mohandas Pai

Well I think offshore salaries have gone up by 12%-15%, the same range it went up the last year and we have not seen any appreciable increase. What happens today in the press is that you pick up a few names and you blow them up and say everything is going, it is not happening. I mean we are the largest recruiters from colleges and for the next year we have put about 18,000 offers. We have gone to 1,000 engineering colleges and put out 18,000 offers for the next year. We are right there we have not seen a kind of salary increase beyond 12%-15%. I think it is going to remain at 12%-15%. The financial service industry is paying more. They are getting more of the people from IIMs and top B-schools and industry is cyclical and right know they are at the peak and the market is all time high. People are making money, head over heels, but I think 12%-15% is okay, we have not seen anything beyond that. We are quite okay. As far as the onsite-offshore mix, it has got much to do with the visa situation. That is what is going to drive more offshore. If the visas have come down as we have seen the US visa window close in two days. If it happens once more, you will find that more work going offshore because there are no visas, that is going to be the driver for more work coming offshore.

Udayan Mukherjee

Just to touch on Bala's point from an HR perspective as well, is it a consciously thought out strategy for the next couple of years that you will need to move higher and higher on the value jobs platform to offset the kind of pressure that you are seeing on your margin?

Mohandas Pai

Yes, absolutely, as the industry grows up and matures, you should not be stuck at the bottom which could get commoditized. Like Amitabh said, there will be some price warriors to come out at the bottom of the pyramid and they are going to grab business. We see it happening in some companies, if you look at that top 20 of NASSCOM we see that happening. If you see the rates, you will see that quite happening. So you have to go up the value chain and you have to find the global major and you are seeing another thing that the global majors are coming to India and trying to get an offshore model. So we have to go up the value chain faster than they are coming down offshore and growing their business. So, it all depends in the next two to three years, who is going to do that first. So, going up there value chain has been an imperative for us in the last many years. We have gone up and we had to invest more to do it, it means change the kind of people whom you get, hire more people outside, hire more people with domain capability and change the way that you train people and focus on their domain expertise. I think a lot of things we have done which is now bearing fruits in whatever we did and that is one of the reasons that we are able to keep our margins impact despite the rupee appreciation. You will not find many companies doing that.

Mitali

Amitabh what about the deal sizes the BPO side is looking at right now. Can you talk about pipeline and what might fructify in the next few quarters?

Amitabh Chaudhry

Well as I said that the client traction remains very strong. Yes, we have seen a general increase in the size of the overall deal because people are talking about longer tenures. The kind of things which we are looking from an outsourcing perspective, they have expanded the scope. So earlier people used to talk about only a certain process and F&A, now they are talking about the entire F&A processes and looking at doing it all at one go. So, we are seeing the average deal sizes move up. Earlier I think most of the BPO industries at least in India was playing at $25 million that kind of range, now you see deal size of $50-$75 million pretty much at least that is what we see all the time. With the Phillips acquisition which we have closed as of October 01, 2007, we are already receiving a number of enquiries from people all around the world who obviously think that we can deliver a global model very, very well and we expect that the deal sizes continues to go up as we move forward.

Udayan Mukherjee

Okay Amitabh, thanks very much and Bala thanks very much for joining in and we will hold Mohan back and Shibu comes back after the break as well. Still on Infosys. The stocks had Rs. 2,000, the markets flat 30 points up on the NIFTY, not doing too badly and not doing terribly well either, just flat. We will be back.

Welcome back. Two new members of the Infosys top management team join in now. Ashok Vemuri who heads banking and capitals markets, it is an important vertical now to talk about and something about and BG Srinivas who looks at Europe for Infosys also join in and Shibu has also come back. Mohan is still with us. Gentleman morning.

Ashok your vertical is one where the market is most worried about, what is happening and what is the sense you get, are things slowing down because of all the problems or things are okay

Ashok Vemuri

Udayan, I think it is important to put this into perspective. There is sub prime which has moved on to the housing, there is some structured products phase which is actually feeling a little bit of pain but overall the financial services space is very large. Overall the mood is not at all the way it is made out to be. In fact we are seeing more investments in IT, as a way to actually come out of all these situations. We are seeing a lot of conversations with our clients on improving their efficiency, we are seeing a lot of conversations around improving productivity, we are seeing a lot of investments in IT happening to look at the older systems, in trying to re-platforms and re-engineer them. So we are actually very confident. We are coming out of a whatever we have done a double digit growth and we think we are fairly confident in that the subsequent quarters also reflect performance which is consistent with the guidance we have given. If you break it down, in investment banking for example, we have seen investments happening in risk and compliance space in a very big way. We are seeing standardization happen, market and data are marked. We are seeing investments in reducing latency for exchanges, we are seeing investment in corporate banking and in treasury cash management, regulatory requirements like ____ in Europe is also driving a lot of investment into the payment infrastructure. So, across the board we have seen a lot of conversations and we feel extremely buoyant about what is happening. That is also not to say that we are not watching what is happening. We are constantly in touch with our clients. We are talking to the financial services analyst, we are talking to our own industry analysts and we are watching and modeling the macroeconomic indicators and the performance of our clients to see how it may impact us. So we are, very closely watching what is happening in the market.

Mitali

How do you expect spends to be in your vertical over the next few quarters because most people are expecting it to be almost flat over last year?

Ashok Vemuri

What we are seeing actually is that the budget cycles for the client have actually moved up, usually you see them you do this in October and late November before they break for Christmas. Now we see it happening a little earlier now. Early indicators and conversations that we are having with our clients is that there is an uptake in spend, certain sub sectors in the financial services space like cards are being a little more cautious, because the wealth effect is deteriorating in USA because if the house price goes down, you don't feel so rich anymore but across the board, we are definitely thinking an uptake in the total amount of dollars that is going to go in IT way. Now what the companies will want to do in terms of returns from that, will obviously be much more than they have got in past .

Udayan Mukerjee

Shibu, can you tell us about the bid deals in this quarter and are they happening at a regular rate and have you seen a slow down there?

S. D. Shibulal

We had the biggest deal in the history of Infosys, the Philips deal, $ 250 million; 1,500 people lift out, that's in flight and I am sure you have heard all about it and we have another deal in Canada for a major transportation organization, sub-hundred and that has happened this quarter and at any point in time we are chasing about 12 to 14 deals and other deals and our deal pipeline, or the so called big deals, mostly 70% of them are over $ 100 million over 3 to 5 years, is more than a billion dollar at this point in time. That means the pipeline which we are chasing today is more than a billion dollar.

Mitali

BG, how is the market shaping up for Europe?

BG Srinivas

If you look at the performance, the last couple of quarters and the kind of investment we continue to make in Europe, it is extremely optimistic. Today in Europe, we have over 100 clients and we have increased our investments. Today we have over 17 offices in Europe, most of it is across Western Europe and together with the acquisition of the Philips deal we have one more near shore centre in Poland. Over 100 active clients, last quarter 27.4% up from 26.8% growth. We continue to see across the sectors growth happening, financial services, telecom, manufacturing and retail to name these four sectors in the last two quarters have shown significant growth. Even if you look at different service lines in Europe, which has always been potential growth sector for us, financial services continue to see growth happening in both ADM, testing validation services and consulting. Across manufacturing, retail it is more led by more package implementation. So, if you look at different service lines - BPO, testing validation services, infrastructure management services and package implementation, have lead the growth. We will continue to add capability in Europe as we have done in the past. For the first time, we have gone with the pilot recruitment of 25 UK graduates across the 12 colleges and as we speak they are undergoing training in Mysore campus for the next 6 months. So as we continue to add capability, we have also acquired capability through our Philips deal acquisition where 1,400 people have come onboard, we believe that we can continue to sustain this kind of growth. The first half we have seen half a billion in terms of revenue, well on our way to the potential billion dollar for the first time, revenue coming out of Europe.

Udayan Mukherjee

Shibu what is happening with that big BT order which everybody is talking about, British Telecom?

S. D. Shibulal

BT is one of our largest clients, we have a number of conversations going on with them. Many of those deals are at various stages. I would reserve my comments on that.

Udayan Mukherjee

We keep hearing $ 500 million, $ 600 million, between you TCS, each $ 600 million, something is cooking?

S.D. Shibulal

See the large deals, if you look at them, they are long incubation deals. It goes to the board for approval. These are not overnight deal. See, an average incubation time is about 6 to 9 months

Udayan Mukherjee

We have been hearing this for the last 3 to 4 months or so, already half way up through?

S.D. Shibulal

As the numbers go up, the incubation period also goes up. I think you still have to wait.

Udayan Mukherjee

No it is happening, you are talking?

S.D. Shibulal

The conversations are continuing.

Mitali

The general concusses seems to be that any acquisition or inorganic moves in the consulting space. Do you just want to talk a little bit about that and whether that is indeed the arm you want to grow?

S.D. Shibulal

Consulting is a very, very important area for us. So, just we give you some color on the consulting itself today. Today our revenue from consulting service including package implementation $ 241 million, that is 24% of the revenue came from the traditional industry standard consulting space. So we continue to look at acquisition. Consulting is definitely an area of interest for us. The challenge as Mohan has said many, many times, it is like marriage. You have to fall in love. Proposals are there, nothing is finalized.

Mitali

Mohan, we have got everyone's thoughts on the currency, the last time we spoke, you where quite vociferous about what had happened, but not just for you for the industry, is that something that we need to come around to as the currency has tilted in favor of the rupee?

Mohandas Pai

Yes, I think currency has tilted in favor of the rupee. The software industry is responsible for that because if you see we have a surplus invisibles account of $62 billion, out of which $ 42 billion dollar this year will be from software and out of the balance, about $ 30 to $ 35 billions will be from remittances and may be we have some outflows. So we ourselves are responsible for the currency appreciating. It is a good thing for India, it is a good thing for many people and I think in the long term when India grows up and economy goes to $3 to $4 trillion, the currency is going to become stronger and that is a natural way to go. If you go back to the history of Japan, the Japanese currency was about 230 yen to a dollar, in 2 years it went up to 80 yen to a dollar. The economy doubled in size from $2 trillion to $4 trillion in 2 years. Something similar may happen in India and we have to get used to it. The fact is we have to get used to it but the key challenge which all of us face is - what is the pace of this appreciation. Nobody in this country can manage appreciation of 9% a quarter. You are going to get hurt. If it is 3%-5% a year and it goes on for 2 to 3 years, its okay and that is what all economies want. A very sharp appreciation is going to be devastating. For people like us with high margins, sophisticated management skills, great domain expertise and very good people, we may take hit for a quarter and come back and we can manage, but if you look at people who are in textiles, look at people who are in leathers, in agricultural products, the normal industry, which makes up 40% of India's exports, which have got no import content they are devastated because the system does not support them. We heard government policy makers say that we got to learn to live with it, grow up and be the good boys, you had it easy other way but the fact remains, if you don't empower these people, if you don't improve the ecosystem, we cannot do anything. I will give you one example. Logistic cost in India is 13% of GDP. In the United States it is 6%. Logistic cost themselves are so high, in China it is 7% of GDP. If you have a 6% disadvantage because of logistics because of the systemic deficiencies and lack of good policies, how are you going to compete globally and the tariffs are coming down. So I am just saying that in the economic front, it is going to have a very deep impact. Policy makers have to take it seriously and coupled with wage inflation, people talk about the demographic divide and demographic transition and the fact that we got 650 million young people coming in the work-force, the economy is going to grow. I think it is all bogus because there are no skilled people. The education system is broken down. Companies are spending enormous amount of money in skilling people. We are going to spend $ 175 million dollars this year. The IT industry is spending $1.5 billion this year on training its work force. Why should we spend this money? Because, system is broken down and then they say rupees appreciating get on with it, it does not work. So there is a challenge.

Udayan Mukherjee

That is for sure. BG, just to get back, the rupees has behaved itself against the Euro. So I think its more and more important that you get your European contribution up to 30% plus. As Kris said last time, the ideal mix would be 50 odd percent US, 30%, plus from Europe. By when do you think it can get on to 30% to 35% revenue contribution from Europe?

BG Srinivas

See today, if you look at the currencies we are dealing within Europe, it is pound, Euro, as well as Swiss Franc and as we continued to grow at the pace we are growing, last 3 years, it has been 58% average. So what we are doing is to try and increase our pace of growth in Europe and that is why I did mention about the investments we are making and the kind of capability we have built. So we will continue to ensure that in all the key sectors and al the key geographies where we are able to get more of these currencies invoicing done, we will continue to focus on and I cannot put a date when we will able to hit a 30%, but definitely in the terms of average growth rate as compared to the rest of Infosys, Europe will continue to grow at a faster phase and that could slowly bridge the gap and then bring down the gap between the dollar and the rest of the other currencies. We also look at the kind of wins we are having in Europe, it has been strategic, consulting, and we have been able to get into the high-end value part of value chain and also the fact that the sustainable business in Europe is also gone up, over 100 active clients. So all the indications are the pace of growth within Europe will continue and we should be able to reduce the gap.

Udayan Mukherjee

Ashok one thing which is worrying in lot of analyst about BFSI they keep hearing big hits taken by Citi, UBS, Goldman and they worry at some point when they look sit for IT budgets in 2008 they may just tighten up a little bit because of the damage which their balance sheets have seen, is that a real fear?

Ashok Vemuri

Well, when we talk to out clients and when we poll the analysis etc, there is no doubt, its all public information, the charge-offs they are taking or they are providing for, it is very large. I think this is a good sign because the banks are coming clean. There is no bank or any financial institutions I believe that is sitting on a ticking time bomb and everybody said what their ___ portfolio is or what their asset backed securities portfolios are. I think it is a good sign that these people have come clean because only after they come clean, they can start repairing things and they are actually looking very very strongly as IT investments, to pull them out of that, to a great extent. They are looking at us because they understand that we have done this in the past and we bring productivity and efficiency to the table, the fact that we have a global presence and these are increasingly looking beyond the US shores to make the investments. So the fact that we have domain and technology knowledge that we understand that we have a global footprint, that we can reduce their time-to- market. It is a very competitive environment out there, it is very hard to make out today, who is a pure investment bank and who is a pure insurance company. Everybody looks more or less the same. It is just the bank and we have a very strong client base, very wide client base and we do lot of things. We think there will not be any dramatic cuts, yes there will be cut in terms of terms of reducing the work force etc which we have seen but I think from at IT perspective, we are very confident that we will see some of this happen. As I said earlier, it is important to keep track of this, keep a track of what our clients are doing, what they are thinking as well as macroeconomic indicators because they are going to play into our clients behavior.

Mitali

Shibu, by when do you think you will get a sense of how 2008 will shape up in terms of spend and how the clients are feeling really about pricing?

S.D. Shibulal

Our strategic planning has just started. Infact it kicked off two weeks back. So it will go through a process by which we will look at external factors, internal factors, talk to our clients, poll our analysts, go through our annual client meeting in US, which is Confluence, which is actually next to next week. All that will continue. Possibly by middle of our 4th quarter, which is in February, we will have a clear sense how the fiscal 2009 is going to shape up.

Udayan Mukherjee

Okay gentleman, we wish you luck and thank you very much for joining in today. That is second quarter for Infosys. You are left before we get to that point where we start asking questions about 2008. Stock has not done very well. It is still sub 2,000 last I checked. The market is very very flat. So that is pretty much how we wind down the quarter from Bangalore this time around. Thanks very much for watching and we will be back with more market coverage after the break.